UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Decorator Industries, Inc.
(Name of Issuer)

Common Stock, Par Value $0.20
(Title of Class of Securities)

243631 20 7
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[x]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Person.
    Robert E. Robotti
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
	5. Sole Voting Power: -0-
	6. Shared Voting Power: 552,181
	7. Sole Dispositive Power: -0-
	8. Shared Dispositive Power: 552,181

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    552,181

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    19.6%

12. Type of Reporting Person (See Instructions)
    IN, HC

1.   Name of Reporting Person.
     Robotti & Company, Incorporated
     I.R.S. Identification Nos. of above persons (entities only).

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [   ]
     (b) [X]

3.   SEC Use Only

4.. Citizenship or Place of Organization
     New York

Number of Shares Beneficially Owned by Each Reporting Person With	
5. Sole Voting Power: -0-	
6. Shared Voting Power: 330,098	
7. Sole Dispositive Power: -0-	
8. Shared Dispositive Power: 330,098	

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      330,098

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

11. Percent of Class Represented by Amount in Row (9)
     11.7%

12. Type of Reporting Person (See Instructions)
      CO, HC

1. Name of Reporting Person.
    Robotti & Company, LLC
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [   ]
    (b) [X]

3. SEC Use Only

4.. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
	5. Sole Voting Power: -0-
	6. Shared Voting Power: 4,447
	7. Sole Dispositive Power: -0-
	8. Shared Dispositive Power: 4,447

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    4,447

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

11. Percent of Class Represented by Amount in Row (9)
    Less than 1%

12. Type of Reporting Person (See Instructions)
    BD

1. Name of Reporting Person.
    Robotti & Company Advisors, LLC
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
5.	Sole Voting Power: -0-
6.	Shared Voting Power: 325,651
7.	Sole Dispositive Power: -0-
8.	Shared Dispositive Power: 325,651

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    325,651

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    11.5%

12. Type of Reporting Person (See Instructions)
    IA

1.   Name of Reporting Person.
     Suzanne B. Robotti
     I.R.S. Identification Nos. of above persons (entities only).

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     United States

Number of   5.   Sole Voting Power: -0-
Shares
Beneficially   6.   Shared Voting Power: 4,765
Owned by
Each   7.   Sole Dispositive Power: -0-
Reporting
Person With   8.   Shared Dispositive Power: 4,765

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      4,765

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
     Less than 1%

12. Type of Reporting Person (See Instructions)
     IN

1. Name of Reporting Person.
    Kenneth R. Wasiak
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
5.	Sole Voting Power: -0-
6.	Shared Voting Power: 222,083
7.	Sole Dispositive Power: -0-
8.	Shared Dispositive Power: 222,083

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    222,083

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    7.9%

12. Type of Reporting Person (See Instructions)
    IN

1. Name of Reporting Person.
    Suzanne and Robert Robotti Foundation, Inc.
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	
	5. Sole Voting Power: -0-
	6. Shared Voting Power: 4,765
	7. Sole Dispositive Power: -0-
	8. Shared Dispositive Power: 4,765

9. Aggregate Amount Beneficially Owned by Each Reporting Person
     4,765

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    Less than 1%

12. Type of Reporting Person (See Instructions)
    CO

1. Name of Reporting Person.
    Ravenswood Management Company, L.L.C.
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: -0-
	6. Shared Voting Power: 217,318
	7. Sole Dispositive Power: -0-
	8. Shared Dispositive Power: 217,318

9. Aggregate Amount Beneficially Owned by Each Reporting Person
     217,318

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    7.7%

12. Type of Reporting Person (See Instructions)
    OO

1.   Name of the Reporting Person.
     The Ravenswood Investment Company, L.P.
     I.R.S. Identification Nos. of above persons (entities only).

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     New York

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: -0-
	6. Shared Voting Power: 217,318
	7. Sole Dispositive Power: -0-
	8. Shared Dispositive Power: 217,318

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      217,318

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
     7.7%

12. Type of Reporting Person (See Instructions)
     PN

Item 1(a).   **Name of Issuer:**
Decorator Industries, Inc.

Item 1(b).   **Address of Issuer's Principal Executive Offices:**
10011 Pines Blvd., Suite #201, Pembroke Pines, Florida 33024

Item 2(a).   **Name of Persons Filing:**
This statement is filed bythe following persons (the "Filing Parties"):
(i)   Robert E. Robotti ("Robotti"), a United States citizen;
(ii)   Robotti & Company, Incorporated, a New York corporation and the parent holding company of Robotti & Company, LLC and Robotti & Company Advisors, LLC;
(iii)   Robotti & Company, LLC ("Robotti & Company"), a New York limited liability company and broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act");
(iv)   Robotti & Company Advisors, LLC ("Robotti Advisors"), a New York limited liability company and investment advisor registered under the Investment Advisers Act of 1940;
(v)   Suzanne B. Robotti ("Suzanne Robotti"), a United States citizen;
(vi)   Kenneth R. Wasiak ("Wasiak"), a United States citizen;
(vii)   Suzanne and Robert Robotti Foundation, Inc. ("Robotti Foundation"), a Delaware corporation;
(viii)   Ravenswood Management Company, L.L.C. ("RMC"), a limited liability company and the general partner of The Ravenswood Investment Company, L.P.; and
(ix)   The Ravenswood Investment Company, L.P. ("RMC"), a New York limited partner ship.

Item 2(b).   **Address of Principal Business Office or, if None, Residence:**
The address of each of the Filing Parties other than Mr. Wasiak and RMC is 52 Vanderbilt Avenue, New York, New York 10017. Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022. RMC's address is 104 Gloucester Road Massapequa, New York 11758.

Item 2(c).   **Citizenship:**
See Item 2(a)

Item 2(d).   **Title of Class of Securities:**
Common Stock, Par Value $0.20 (the "Common Stock")

Item 2(e).   **CUSIP Number**
243631 20 7

Item 3.   **If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:**
(a)   [X]   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)   [ ]   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)   [X]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)   [ ]   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)   [ ]   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)   [ ]   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)   [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   **Ownership**

(i)   Robert E. Robotti

(a)   Amount beneficially owned: 552,181

(b)   Percent of class: 19.6%

(c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 0 shares

         (ii)   Shared power to vote or to direct the vote: 552,181 shares

         (iii)   Sole power to dispose or to direct the disposition of: 0 shares

         (iv)   Shared power to dispose or to direct the disposition of: 552,181 shares

(ii)   Robotti & Company, Incorporated

(a)   Amount beneficially owned: 330,098

(b)   Percent of class: 11.7%

(c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 0 shares

         (ii)   Shared power to vote or to direct the vote: 330,098 shares

         (iii)   Sole power to dispose or to direct the disposition of: 0 shares

         (iv)   Shared power to dispose or to direct the disposition of: 330,098 shares

(iii)   Robotti & Company, LLC

(a)   Amount beneficially owned: 4,447

(b)   Percent of class: Less than 1%

(c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 0 shares

         (ii)   Shared power to vote or to direct the vote: 4,447 shares

         (iii)   Sole power to dispose or to direct the disposition of: 0 shares

         (iv)   Shared power to dispose or to direct the disposition of: 4,447 shares

(iv)   Robotti & Company Advisors, LLC

(a)   Amount beneficially owned: 325,651

(b)   Percent of class: 11.5%

(c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 0 shares

         (ii)   Shared power to vote or to direct the vote: 325,651 shares

         (iii)   Sole power to dispose or to direct the disposition of: 0 shares

         (iv)   Shared power to dispose or to direct the disposition of: 325,651 shares

(v)   Suzanne B. Robotti

(a)   Amount beneficially owned: 4,765

(b)   Percent of class: Less than 1%

(c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 0 shares

         (ii)   Shared power to vote or to direct the vote: 4,765 shares

         (iii)   Sole power to dispose or to direct the disposition of: 0 shares

         (iv)   Shared power to dispose or to direct the disposition of: 4,765 shares

(vi)   Kenneth R. Wasiak

(a)   Amount beneficially owned: 222,083
(b)   Percent of class: 7.9%
(c)   Number of shares as to which such person has:
         (i)   Sole power to vote or to direct the vote: 0 shares
         (ii)   Shared power to vote or to direct the vote: 222,083 shares
         (iii)   Sole power to dispose or to direct the disposition of: 0 shares
         (iv)   Shared power to dispose or to direct the disposition of: 222,083 shares

(vii)   Suzanne and Robert Robotti Foundation, Inc.

(a)   Amount beneficially owned: 4,765
(b)   Percent of class: Less than 1%
(c)   Number of shares as to which such person has:
         (i)   Sole power to vote or to direct the vote: 0 shares
         (ii)   Shared power to vote or to direct the vote: 4,765 shares
         (iii)   Sole power to dispose or to direct the disposition of: 0 shares
         (iv)   Shared power to dispose or to direct the disposition of: 4,765 shares

(viii)   Ravenswood Management Company, L.L.C.

(a)   Amount beneficially owned: 217,318
(b)   Percent of class: 7.7%
(c)   Number of shares as to which such person has:
         (i)   Sole power to vote or to direct the vote: 0 shares
         (ii)   Shared power to vote or to direct the vote: 217,318 shares
         (iii)   Sole power to dispose or to direct the disposition of: 0 shares
         (iv)   Shared power to dispose or to direct the disposition of: 217,318 shares

(ix)   The Ravenswood Investment Company, L.P.

(a)   Amount beneficially owned: 217,318
(b)   Percent of class: 7.7%
(c)   Number of shares as to which such person has:
         (i)   Sole power to vote or to direct the vote: 0 shares
         (ii)   Shared power to vote or to direct the vote: 217,318 shares
         (iii)   Sole power to dispose or to direct the disposition of: 0 shares
         (iv)   Shared power to dispose or to direct the disposition of: 217,318 shares

Each of the Filing Parties disclaims beneficial ownership of shares of Common Stock disclosed herein except to the extent of their respective pecuniary interests therein (if any).

Item 5.   **Ownership of Five Percent or Less of a Class.**
            Not Applicable.

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person.**
            Not Applicable.

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.**
            Not Applicable.

Item 8.   **Identification and Classification of Members of the Group.**
            See Item 2.

Item 9.   **Notice of Dissolution of Group.**
            Not Applicable.

Item 10.   **Certifications:**
            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

/s/ Robert E. Robotti   Robotti & Company, Incorporated

Robert E. Robotti   By: /s/ Robert E. Robotti
                                                                           Name: Robert E. Robotti
                                                                           Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti   By: /s/ Robert E. Robotti
           Name: Robert E. Robotti   Name: Robert E. Robotti
           Title: President and Treasurer   Title: President and Treasurer

                                                          Ravenswood Management Company, L.L.C.

/s/ Suzanne B. Robotti
Suzanne B. Robotti   By: /s/ Robert E. Robotti
                                                                          Name: Robert E. Robotti
                                                                          Title: Managing Member

/s/ Kenneth R. Wasiak
Kenneth R. Wasiak
                                                          The Ravenswood Investment Company, L.P.

                                                          By: Ravenswood Management Company, L.P.
                                                                    Its General Partner
Suzanne and Robert Robotti Foundation, Inc.

/s/ Robert E. Robotti   By: /s/ Robert E. Robotti
Name: Robert E. Robotti   Name: Robert E. Robotti
Title: Director   Title: Managing Member

Joint Filing Agreement

        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G/A Amendment No. 5 (including any further amendments thereto) with respect to the Common Stock, par value $0.20 per share of Decorator Industries, Inc., and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Date: February 14, 2005

/s/ Robert E. Robotti	Robotti & Company, Incorporated
Robert E. Robotti	By: /s/ Robert E. Robotti Name: Robert E. Robotti Title: President and Treasurer
Robotti & Company, LLC	Robotti & Company Advisors, LLC
By: /s/ Robert E. Robotti Name: Robert E. Robotti Title: President and Treasurer	By: /s/ Robert E. Robotti Name: Robert E. Robotti Title: President and Treasurer
	Ravenswood Management Company, L.L.C.
/s/ Suzanne B. Robotti Suzanne B. Robotti	By: /s/ Robert E. Robotti Name: Robert E. Robotti Title: Managing Member
/s/ Kenneth R. Wasiak Kenneth R. Wasiak	The Ravenswood Investment Company, L.P.
Suzanne and Robert Robotti Foundation, Inc.	By: Ravenswood Management Company, L.P. Its General Partner
/s/ Robert E. Robotti Name: Robert E. Robotti Title: Director	By: /s/ Robert E. Robotti Name: Robert E. Robotti Title: Managing Member